Exhibit 99.1
Sinovac Wins Beijing Public Health Bureau's Bid to Supply Seasonal Flu Vaccine Anflu(R) to Beijing Citizens

BEIJING, Aug. 28 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE: SVA), a leading provider of biopharmaceutical products in China, announced today that the Beijing Public Health Bureau has selected Sinovac as one of the four manufacturers to supply Anflu(R), Sinovac's seasonal influenza vaccine, for the benefit of the citizens of Beijing. The Beijing Public Health Bureau completed the bidding process for the purchase of flu vaccines and corresponding services for 2009 on August 26, 2009. The agreement will be executed after the public notice period.

In order to prevent and control infectious disease and to avoid contracting both the seasonal flu virus and the H1N1 virus, 2.8 million Beijing citizens will receive free inoculations against the seasonal influenza. Under the Bureau's plan, people over the age of 60, as well as elementary and secondary school students, will be inoculated with the influenza vaccine at no charge. Previously, school students were inoculated with the influenza vaccine at a charge of 20 RMB per person with allowances from the Bureau.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "As part of our mission to develop vaccines to combat the spread of disease in China and around the world, we are pleased to again be among the seasonal flu suppliers to the Beijing government. We are confident of our flexibility to be able to fill large seasonal flu vaccine orders while also executing the R&D and large-scale production of our H1N1 vaccine. Our ability to produce multiple sophisticated and high-quality vaccines simultaneously is further proof that Sinovac is a leading vaccine provider."

Developed and manufactured by Sinovac, Anflu is the only split influenza vaccine produced in China without preservatives. Over the past two years, the Company has expanded its manufacturing capacity for seasonal influenza vaccine to five million doses per year, and the same production line can produce 20 million doses of pandemic influenza vaccine, using a grant from China's National Development and Reform Commission.

In other news, Sinovac recently reported top-line preliminary results of H1N1 vaccine clinical trials. The results show the H1N1 vaccine developed by Sinovac is quite safe and has a good immunogenicity profile.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), and Anflu(R) (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com or spellegrino@theruthgroup.com

Media:
     Janine McCargo
     The Ruth Group
     Tel:    +1-646-536-7033
     Email:  jmccargo@theruthgroup.com